# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AI UNLIMITED GROUP, INC. (AIUG), CIK 0001932244
CUSIP: 527351100
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: LEVEL 11, 9255 W. Sunset Blvd., West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 10/06/2022
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002052861

## Reporting persons
- STEPHEN COPULOS: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 102,364,240; shared voting power 1,270,712; sole dispositive power 102,364,240; shared dispositive power 1,270,712; aggregate amount beneficially owned 103,634,952 (32.68% of the class)

## Item 1. Issuer
Name of issuer: AI UNLIMITED GROUP, INC. (AIUG)
Address of issuer's principal executive offices: LEVEL 11, 9255 W.SUNSET BLVD WEST HOLLYWOOD CA 90069

## Item 2. Person Filing
Name of person filing: STEPHEN COPULOS
Address of principal business office or, if none, residence: SUITE 3 461 WYNDHAM STREET SHEPPARTON VICTORIA AUSTRALIA 3630
Citizenship: AUSTRALIAN

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 103,634,952
Percent of class: 32.68
Sole power to vote or to direct the vote: 102,364,240
Shared power to vote or to direct the vote: 1,270,712
Sole power to dispose or to direct the disposition: 102,364,240
Shared power to dispose or to direct the disposition: 1,270,712

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- STEPHEN COPULOS: /s/ STEPEHN COPULOS, STEPEHN COPULOS (01/22/2025)